Mail Stop 3561

February 19, 2009

Tammi Shnider
President
Gift Card Digest Corp.
5100 West Copans Road, Suite 810
Margate, FL 33063

> **Re:** **Gift Card Digest Corp.**
> **Registration Statement on Form S-1**
> **Filed January 26, 2009**
> **File No. 333-156942**

Dear Shnider:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. We note that your President, Tammi Shnider, is the daughter of Steve and Judith Adelstein. We also note that Steve Adelstein is the sole shareholder, officer and director of Thewebdigest Corp. and that Judith Adelstein is the sole officer, director and shareholder of the BuyRite Club Corp. and Tammi Shnider owns 10.5% of the outstanding stock of BuyRite Club Corp. In addition, The Gift Card Digest Corp.,

BuyRite Club Corp. and Thewebdigest Corp. are each newly formed entities that are in the development or initial stages of operations, have received no revenue, have incurred net losses, have no full-time employees beyond their sole officer and director, have similar offering terms and have paid no compensation. We also note that a Steven Adelstein is the CEO of Information Architects, who is not current in its reporting obligations. Please advise us of any additional relationships you or other affiliated persons may have with any other public company currently or in the past.

In light of this track record, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."

Outside Front Cover Page of the Prospectus

2. Your disclosure that your auditors have issued a going concern opinion does not refer to you, but to "Buyrite Club Corp." Please revise.

3. It appears you have filed a cover page on page one, followed by a portion of Form S-1 on page two. Please revise or advise. Also, please limit your prospectus cover page to one page. Please refer to Item 501 of Regulation S-K.

4. We note your statement in the first paragraph on page three that you will need a market-maker to apply for the quotation of your common stock on the Over-the-Counter Bulletin Board. Please revise your disclosure to indicate that there is no assurance that a market-maker will be obtained, and please disclose that you will file a post-effective amendment to reflect the change to a market price if your shares begin trading on a market or an exchange.

Summary of Our Offering, page 4

5. We note your statement in this section and on page two of your prospectus that the estimated expenses for this offering are $5,000. However, under your Other Expenses of Issuance and Distribution section you estimate that the estimated expenses for this offering are $1,000. Please revise or advise.

6. We note your statement in the first full paragraph on page 5 that states "[t]he selling security holder is offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. If in

your use of "selling security holder" you mean the company, please revise your disclosure to refer to the company. Alternatively, if the "selling security holder" is someone other than the company, please clarify who mean by "selling security holder" and why you are referring to them in this instance.

Summary Information About Gift Card Digest Corp., page 5

7.   Please briefly discuss in this section and in more detail in your Business section how you intend to generate revenues. In this regard, please quantify your reference to "percentage of savings" and provide details regarding the operation of your membership club. Also, provide the current status of the "…over 100 gift cards from having name brand merchants…" that you intend to have available and your relationship with BSP Rewards, Inc.

Risk Factors, page 6

8.   We note that your final risk factor on page 13 included a caption, but no further discussion of the risk. Please revise or advise.

Note 6 Related Party Transaction, page F-12

9.   We note your disclosure of certain related party transactions including an agreement to acquire the intellectual property associated with www.giftcardigest.com and the sale of shares to your sole officer and director Tammi Shnider. Please disclose, in an appropriate section of your filing, the information required by Item 404 of Regulation S-K or advise why you are not required to do so. Please refer to Item 404 of Regulation S-K and Form S-1.

Recent Sales of Unregistered Sale of Securities, page II-1

10.   Please revise to indicate the exemption from registration claimed with respect to the November 2008 offering and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

Exhibits, page II-1

11.   Please file as an exhibit the form of subscription agreement that you used in the private offering that took place on November 18, 2008 and a copy of the subscription agreement that you intend to use for this offering. If you will use the same subscription agreement form that you used in your November 18, 2008 sale, please state so in your response and file a copy of the subscription agreement form.

12.   Please file as an exhibit an opinion of counsel as to the legality of the securities being registered. Please see Item 601 of Regulation S-K.

Item 17. Undertakings, page II-2

13.   Please revise your undertakings to match the language set forth in Item 512 of Regulation
        S-K. Also, it appears you have included undertakings applicable to an offering that relies
        on Rule 430A. As it does not appear you are relying on Rule 430A, please revise this
        section to include the applicable undertakings. Please see Item 512 of Regulation S-K.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
    effective, it does not foreclose the Commission from taking any action with respect to the
    filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
    the filing effective, does not relieve the company from its full responsibility for the adequacy
    and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense
    in any proceeding initiated by the Commission or any person under the federal securities
    laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director